Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Toreador Resources Corporation
Subject Company: Toreador Resources Corporation
Commission File No. of Toreador Resources Corporation: 001-34216

Company:  Toreador Resources Corporation

Event:  Rodman & Renshaw Conference

Speaker:  Craig McKenzie, President and CEO

Date:  September 12, 2011

Next up, we’re going to have Toreador Resources presenting. Presenting for the company, we have President and CEO, Craig McKenzie.

Craig McKenzie

Thank you, Jeff. It’s a pleasure to be here today and speak to you about Toreador. More specifically, about our recently announced merger with ZaZa Energy LLC. It’s a private company based in Texas.

Joining me in the audience today is Toreador’s Chairman, Adam Kroloff, one of our independent directors, Bernard de Combret, the three founders of ZaZa. That’s Gaston Kearby, Todd Brooks and John Hearn, as well as representations of both management teams. It’s great to be here.

Also, I’d like to express a personal thanks to Ed Kovalik and also to Stephen Lee of Rodman & Renshaw. They’re the ones who brought this deal together. We spent the whole summer together creating this company. We’re very excited to bring to you the results.

Before I get started in the presentation, I need to go through the legalities, a lot of small print here. The forecasts that we make involve uncertainties associated with our business. The actual results may differ from our forecasts. We outline all of these in our SEC filings concerning the base business. Just want to direct you to the last paragraph in that this transaction could involve a higher level of uncertainties. As such, I would encourage you to read carefully our upcoming proxy that we’ll be sending out to shareholders.

In terms of getting back to the business, this slide shows what we’re creating. It’s the combination of two pure [plays]. On the Atlantic side, on the European side, we have the Paris Basin where we have a commanding position at 364,000 net acres. Then ZaZa brings to the table 70,000 acres of wholly owned acreage in the Eaglebine and 123,000 gross acres or 12,300 net acres in the Eagle Ford.

In terms of the combination overview, what we’ll have here at the completion of the deal is a new corporation called ZaZa Energy Corporation. The transaction is expected to close by the end of Q4, pending customary stockholder and regulatory approvals. That closing will change the ticker symbol on the NASDAQ to ZAZA. Headquarters will be in Houston. We’ll also retain our office in Paris as well as have a field office in Corpus Christi, Texas.

ZaZa enters the transaction with no long-term debt. Further, and this is key, ZaZa and Toreador have separate joint ventures with Hess. These joint ventures provide a significant amount of capital carry and other financial provisions that are focused on exploration and development activity. So in the coming years, the funding will be a largely sourced  out of this joint venture and is not represented on our balance sheet and that’s a key point that I’ll keep coming back to.

In terms of the asset contributions, you can Toreador on the left and ZaZa on the right. Toreador has two wholly owned producing concessions in the Paris Basin with production of about 880 barrels of oil a day with 2P reserves, about 9.1 million barrels.

We have conventional exploration that totals 40 million barrels and mean volumetrically risked reserves and also these have been high graded recently with our JV partner. What we’re working on is the sequencing of the funding going forward. The punch line here is that we expect to start up our conventional drilling by year end.

We also have the Paris Basin Liassic resource play. This is what’s captured the interest of many this last year. It’s been a basin where over 100 billion barrels of oil has been generated. Truly, Paris Basin is on a world scale map.

As part of our joint venture terms, we’ll drop to no lower than 50% working interest. We have 100% at the outset. Just to note, we are the largest acreage holder in the basin and this is largely attributed to the fact that we were a first mover in the basin.

In parallel, in 2009, little did we know that ZaZa was doing the same things that were. They were a first mover in the Eagle Ford. They amassed 123,000 gross acres in a little over a year. Certainly, we have a believable outlook that we can grow the business to 160,000 gross acres in the near term.

The Eagle Ford eastern expansion into the Woodbine area, which is quickly becoming known as the Eaglebine, is owned 100% by ZaZa, where we have 70,000 wholly owned acres and that position is expected to increase to 100,000 acres. There’s promise in the area and I’ll come back and talk about that.

Maybe I should just pause here for a second and just mention, pay tribute to the in-house capabilities that ZaZa has created. They have a 70-person in-house capability in the Land Department. For a small company, whether it’s a small cap or a mid cap, that’s pretty tremendous and I think their record speaks for themselves. I think it’s very unique and it’s a competitive advantage going forward.

Here we can look at the two joint ventures with Toreador and ZaZa. On the left is Toreador. You can see that since they both involve Hess, we think there’s advantages in having the same JV partner. First of all, Hess is extremely knowledgeable in both basins and that knowledge allows us to basically implement faster which is really what we’re trying to stand for. Ultimately we think this will lead to great shareholder returns. For

Toreador, the partnership focuses on agreement to develop the Paris Basin Liassic, but there’s also opportunities to participate in the long neglected conventional prospects in the basin. The deal has a headline of $265 million. You can see the details on the left. I’ll leave it to you to read those on your own.

Switching gears to the ZaZa joint venture on the right-hand side, there’s $500 million of acreage carry for acreage acquisitions. It also includes acreage bonuses for all the acreage that’s obtained. Not to overlook that they’re carrying 200 wells. So, these wells are, basically, $8 million wells. So, you can do the math and see we’re getting up into numbers greater than a billion dollars pretty quickly.

So, you can see the left has a laser focus on the Paris Basin. The right has the same but also just a much larger scale. So, we think both of these are pretty tremendous. Sort of pausing for a second, what I’ve covered here so far is basically I’m describing we have two racecars and two pole positions and we’ve got plenty of racing fuel. So, what I’m going to try and do here is now talk about how fast we can go in the implementation.

So, on the implementation we’ve got a fast pace on both sides of the Atlantic. We’ve got a long portfolio and the sequencing is quite valuable in terms of prioritization and also just the longevity of the capital expenditures that we have going forward.

The respective growth plans do dovetail and we have, effectively, a continuous drilling program across all the assets. The staging is key as there is an opportunity to immediately drive growth in the Eagle Ford with the Eaglebine as a second step. In parallel to that we can keep working on our Paris Basin conventional program, ramping that up from a one rig program to begin with. While we have a bench strength in the Paris Basin Liassic for the long term.

In the Eagle Ford Core we anticipate getting up to 12 rigs running. A total of 280 wells by the 2013. So, this is a significant pace with three rigs running right now. The slide shows that we’ve drilled 15 wells to date, but actually we’ve got a few more now. We’re drilling those without any delay. So, operations are going very smoothly.

In the Eaglebine we expect to have one rig running by the end of Q1 2012. We expect to have a drilling program that’s continuous after that and we have nine target horizons in addition to the source rock. So, we do think this is an example of a gift that could keep on giving.

In terms of the Eaglebine area, there is a growing who’s-who list of offset operators. I think you just Gastar talking about their interest and participation in the area. There are several more. What you’re going to see here is more and more news flow coming out that area because we just simply think it’s the next progression of the Eagle Ford trend.

Recently, there was an Alsted [sp] operator who reported a 30-day average, 900 barrel a day equivalent production rate. That well was just one mile from our lease line. So, it’s a very important data point to help us size up the scale of this area.

In the Paris Basin, we have regulatory framework from which to operator and that’s a good thing relative to the uncertainties we faced earlier this year. We expect to start up our program, which includes drilling four to six wells in the Liassic next year. For the most part, this is the same six-well program that we had ready to go last February before the regulatory changes began.

So, now with our forward plans, in effect the regulatory environment has created a one-year delay, but the point is going forward. In a few months we’ll be ready to start up the plant again.

On the conventional side, we have a rig optioned to drill our first conventional oil well. We also have a workover program underway, as well as some infield projects that are rounding out the 40 million barrels of reserves inventory. Just a note that while we’re drilling the vertical and the horizontal wells, which have planned as per the recent law we will not be fracking any wells. So, the takeaway from this slide is that we’re wasting no time in moving forward across all of our assets and we’re going to have continuous news flow certainly from the closing of this deal all through 2012 and ‘13.

In terms of the capital outlook, this slide shows the outlook for 2011-2012 across the two heritage companies. So, on the left you can see workover program that I mentioned, the one-rig program for the conventional. In addition, we were just finalizing the 2012 budget with our JV partner. The slide shows $60 million, but, in fact, we’re settling on $70 million. So, that’s proof of the pace and commitment that we have with our JV partner for getting after this play.

On the ZaZa side, there’s the tremendous well count. There’s 30 wells by the end of this year with 100 wells planned next year. So, the gross expenditure, including the Eaglebine, is about $1.1 billion.

From the joint ventures these numbers will largely be carried with the total amount being over $1 billion shown here at the bottom. Actually, it will be a little bit higher given the point I made about the $70 million. So, it’s a tremendous amount of commitment and available funding to us.

We’re also considering additional financing in the form of senior debt, as well as potentially asset-backed debt based on the French assets. So, if we do take down the debt we’ll be looking to close that simultaneously during the closing period of the merger.

Last, I just want to mention that we’re in advanced negotiations with funding through a JV partner and the Eaglebine that I was referring to in the Eastern trend of the Eagle Ford. So, put it all together, we’ve got a lot of funds flow headed our way, as well as more potential to grow. In terms of value breakdown, I show this slide, in part because ZaZa’s private, I’m frequently asked to describe what it is shareholders are getting as a result of this deal.

So on the left you can see the total consideration that was locked in on the date of the announcement on August 10. And the total amount of consideration is $273 million, of which $223 million is through the issuance of new shares, and $50 million is in a multiyear term promissory note. So basically it was a cashless deal. However, all or part of the $50 million can be converted into cash subject to a number of conditions and cash available at the closing.

If you break down the consideration from a Toreador perspective, there’s $154 million of value associated with the Hess carry. So in simple terms basically you’re paying for the cash value of the joint ventures that’s $154 million. That leaves a balance of $119 million attributed to the acreage, of which we’ve allocated $70 million to the 12,300 net acres in the Eagle Ford and 70,000 in the Eaglebine. So all in, there’s $119 million of acreage value that allows you to access both of these trends, the Eagle Ford and the Eaglebine at a below-market access cost.

And if you look at this graph here, you can see the comparable transactions over the last 18 months in the Eagle Ford. So this is just showing the Eagle Ford only and a lot of these deals you’d recognize, and you can see the upward trend that’s been demonstrated. You can also see that based on the pie charts that I’ve shown on the previous slide, our implied access value in the Eagle Ford is far below market.

So all of this is on a like-for-like comparison and it’s data provided by IHS Herold in which they stripped out the impacts of the reserves and the production to give you a comparative acreage value set.

So you can see that in effect we’ve been able to access what arguably is the hottest trend in the U.S. at below market. Of course it’s not a one-way street. If you look at it from the ZaZa perspective, what are they getting out of this? Why are they doing this? Well in effect our story is pretty simple: There’s a number of value components associated with Toreador that are not attributed by the market, so in effect the market has zeroed out a lot of the value components because of all the regulatory uncertainty exhibited in France earlier this year. So you put it together, we have a win-win transaction, and frankly that’s pretty rare these days.

I’m going to make one more attempt here to talk about the value of ZaZa, and this is from a different perspective. It’s sort of from a bottom up mark-to-market. You’ll recognize that same $154 million of Hess carry shown at the bottom, and then you have two pie slices in the pie chart for Eaglebine and the Eagle Ford. These are based on the recent transactions.

We use $17,000 an acre for the Eagle Ford based on the chart that I just showed you before. That attributes $210 million to that. On the Eaglebine we attributed $2,000 per acre. The most recent comparable transaction was with the Woodbine Acquisition Corp. and Petromax, in which the acreage in that deal was actually about $6,600 per acre.

So, in effect, this is why we’re doing the deal. ZaZa, from our perspective, has $500 million in value that equates to $6.60 a share. Toreador shares are $3.00 and change right now, so we think this is a great deal.

Here’s the output of the production. In the blue bars you can see a steady growth and in effect, the blue bars are funded by the joint ventures and also have rigs either in place or on the way. So the results are significant year-on-year, and by the end of 2013 you’re looking at over 6,000 barrels a day.

If you look at the impact of the silver bars on top of that, the first one is the Eaglebine, which we think is going to be very promising, we’ll just simply follow suit to the Eagle Ford. Then you have the longer term potential of the Liassic, which is the last segment of the bars that continue onto the out-term beyond 2015.

So let’s talk about the assets here. Here’s the Eagle Ford shale play. You can see the trends, you can see ZaZa’s positions in three areas, and you can see the Eaglebine up to the northeast. It shows basically the connectivity to the trend.

Upper left you can see the technically recoverable resource estimates: 21TCF of gas, 3.4 billion barrels of oil. So with that scale and with the positions that ZaZa has in the volatile oil and the gas condensate windows, we think it’s absolutely a key area, our key play, going forward.

This is an important proof point for substantiating the play. The green triangles are industry results in the Eagle Ford and the dots on the upper left are in effect the recent results. We now have wells coming online on tests. They are coming in above the industry average and, therefore, that gives us confidence in making ER predictions, which are basically just the industry averages: 351 mboe for the oil and 651 for the gas condensate. So we think we’re going to be able to build on this momentum and again this is attributed to the in-house capabilities that we have.

So the Eaglebine, if you look at the trend and it’s turning green, you’ll see the Eagle Ford in effect stretches all the way to Florida, it changes names. But we think that in effect the deposition’s the same and some of the key characteristics are the same.

So if you look at the most recent transaction with the Woodbine Acquisition Corp., you’ll see there’s some rise in the balloon there, and at the bottom of the slide, I won’t take the time to go through it, but we in effect have an operations plan that begins with drilling in Q1. We think it’s going to be continuous thereafter.

Moving over to the Paris Basin. You can see our land positions in yellow, and we have two wholly-owned areas shown in blue. The gray are Austin competitors, and the peach, sort of tan color are applications. We are the largest acreage holder in the basin, and the red dots are the conventional expiration targets that we have across the entire basin.

In terms of the geology, you can see in the upper right, the Liassic source rock that’s sandwiched in between the traditional reservoirs. You can see some of the key basin statistics in the lower right. It’s a mature basin, over 50 years with 50 fields, having produced more than 2,000 wells, over 300 million barrels of cumulative production.

In effect, we think this area is very well understood and large data set. We have more than anyone in terms of amassed analysis. In effect, the structural geology, the depositional geology, the setting, the oil typing is very similar to the Bakken. I’ll just leave it at that.

Here’s some context for the Liassic resource play. This is why we’re here. 100 billion barrels of oil generated in the Paris Basin. You can see that relative to some of the other headline areas of resources in Europe. In particular, you can compare it to Poland where the shale gas has received a lot of attention.

This is the punch line for us. This is why we identified this basin. We think we have a unique know-how for producing oil.

This shows the Paris Basin source rock. This is the Schistes Carton. You can see there’s hardly any structural components in it, and we have our acreage overlay in it. To give you a sense of scale, the yellow rectangle in the middle that’s essentially about the size of 24 Manhattan islands. If you fly over the basin—as we just did with ZaZa here a few weeks ago—by helicopter it takes about an hour and a half to fly across the licenses, so it’s a pretty big scale.

This leads me to draw conclusions about the new company. I offer these bullets as summarization. To say a few words, first, I think we are creating a truly unique investment opportunity. I don’t know of another company like us. I think we are going to be laser-focused. We haven’t lost that as part of the transaction. Through the merger, we’ve got a cross-pollination of respective skills. They are complementary. They are not redundant. The teams are wasting no time to start exchanging ideas. In particular, we are very excited about bringing some of the Austin chalk know-how to the Paris Basin, so fracking is not needed.

In terms of what we stand for, I think one distinction is that we’re able to execute and this will largely be born out of the 120 person strong in-house capabilities that ZaZa has. This is a tremendous asset, and it’s going to make a big difference in the coming months and quarters. If you put the teams together, you’ve got the balance portfolio of steady growth. You’ve got short-term value that’s going to be just a steady incline, as well as almost unmatched out-term optionality. We look at the lasting source play potential that I was just showing, to Toreador net that’s 400 million barrels in terms of just a very conservative recovery. That’s the kind of scale you’re talking about here.

So, all in all, I think it’s a very exciting story. It’s an exciting opportunity for everyone, not just the management and the staff because we have a great toy set to play with, but also the current shareholders on both sides of the fence as well as future investors.

So, thank you all for your time. I appreciate it. I’m glad to be here and I just offer a little bit more information in terms of three websites that you can look at to gather more information about the deal. I’ll be glad to talk to everyone on a one-on-one basis after this. Thank you.

Forward Looking Statements

All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “assumes,” “trends” and similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company’s current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company’s filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise.

Important Information

ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it)  when they become available because they will contain important information.  Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.